Exhibit 11

BellSouth Corporation

Computation of Earnings Per Share

(Dollars in Millions)

	For the Three Months Ended March 31,
	2005	2006

EARNINGS PER SHARE – BASIC:

Income From Continuing Operations	$ 683	$ 784

Discontinued Operations, net of tax	381	—

Net Income	$ 1,064	$ 784

Weighted Average Shares Outstanding	1,831	1,797

Earnings Per Common Share From Continuing Operations	$ 0.37	$ 0.44

Discontinued Operations	0.21	—

Earnings Per Share	$ 0.58	$ 0.44

EARNINGS PER SHARE – DILUTED:

Income From Continuing Operations	$ 683	$ 784

Discontinued Operations, net of tax	381	—

Net Income	$ 1,064	$ 784

Weighted Average Shares Outstanding	1,831	1797

Incremental shares from assumed exercise of stock options and payment of restricted stock awards	5	7

Diluted Shares Outstanding	1,836	1804

Earnings Per Common Share From Continuing Operations	$ 0.37	$ 0.43

Discontinued Operations	0.21	—

Earnings Per Share	$ 0.58	$ 0.43